Exhibit 99.1
Operating and Financial Review and Prospects

OPERATING RESULTS
Reclassification - Description of accounting policies changed during 2020.
During the period ended September 30, 2020, the Company has changed its accounting policy related to the application of IAS 29, Inflation Accounting, that was implemented in 2018. The cumulative initial effect of inflation accounting until December 31, 2017 divided by the exchange rate at that date was recognized directly in equity, in the line “Adjustment of opening balance for the application of IAS 29”, as part of retained earnings. The ongoing effect of hyperinflation adjustment and retranslation of comparative amounts to closing exchange rates after initial recognition was recognized in Other Comprehensive Income, as part of the cumulative translation adjustment (“CTA”).

The Company decided to change its accounting policy for the presentation of the effect of initially applying IAS 29, and reclassify it to Other Comprehensive Income, as part of the cumulative translation adjustment (“CTA”); instead of presenting it within retained earnings. This change in the presentation policy was in order to provide uniformity of disclosure for the same concept and only required a reclassification of the constituent elements of the equity and does not affect total shareholders equity.

In addition, and related to hyperinflation accounting, the Company has changed its accounting policy for the presentation of finance income /expenses. Until June 2020, the Company had elected not to segregate the impact of inflation on financial results. The company has decided to change its presentation policy and segregate the impact of inflation over financial results, considering the segregation of such effects provides reliable and more relevant information. Financial results will be presented reflecting interest and exchange difference, net of its inflation effects. This change represents only a reclassification within Financial results and does not have any impact on total financial results, net or net income.

Trends and Factors Affecting Our Results of Operations
COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in China and started spreading to the rest of the world in early 2020. The COVID-19 virus is impacting economic activity worldwide and poses the risk that Adecoagro or its employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns mandated by governmental authorities or otherwise adopted by companies as a preventive measure. Given the uncertainty around the extent and timing of the future spread of COVID-19 and the imposition or relaxation of protective measures, it is not possible to predict the COVID-19’s effects on the industry, generally, and to reasonably estimate the financial effect on the Company.

Worldwide governmental vaccination programs are currently underway with the stated plan to vaccinate populations against the COVID-19 virus to be able to reopen economies and return social activities back to normal. This process is on-going in Brazil and Argentina. Assuming the vaccination of the population is successful; we believe that this effort will enhance government efforts at controlling the spread of the COVID-19 virus and its effects.

In Brazil, the government created a crisis committee to monitor the impact of COVID-19 in March 2020. Since then, it has announced several measures (tax and others) to address the effects of COVID-19. In this regard, the Brazilian health authorities, as well as several state and municipal authorities have adopted or recommended social distancing measures.

In Argentina, on March 20, 2020 the Argentine government implemented a social, preventive and mandatory isolation regime, prohibiting the circulation of people on routes, roads and public spaces (the “Mandatory Isolation Regime”) which has already been partially reverted as of the day of this report.

As of the date of this report, the activities pursued by our Argentine subsidiaries, related to agricultural production, distribution and commercialization, were exempted from the Mandatory Isolation Regime for being considered “essential” activities. Also our activities in Brazil have no restrictions

In order to guarantee the hygiene and safety conditions established by the Ministry of Health and to preserve the health of the employees in our subsidiaries, Adecoagro has enacted Prevention and Action Protocols tailored for each facility, in addition to constituting Crisis Committees. Measures taken include but are not limited to: (i) daily temperature check upon arrival to the facility, (ii) mandatory distancing in the workplace, (iii) maximum limit of people in the lunch room and vehicles (iv) sanitary barriers, (iv) special protective attire. Additionally, remote work has been guaranteed for the duration of the Mandatory Isolation Regime for employees based in central offices, and a rotation scheme has been implemented for administrative employees based in the farms or industrial facilities.

Most of our businesses are operating without any major disruption both at the farm and industry level as well as on the road and at the ports. However, the demand of our products, mainly ethanol in Brazil, has been reduced as a consequence of the lockdown decided by the authorities in connection with the pandemic. Nevertheless, we are optimizing our production mix, in order to mitigate such reduction in demand.

The Company is closely monitoring the situation and taking all necessary measures at its disposal to preserve human life and its operation.

The Company has enacted prevention and action protocols tailored for each facility and activity, in addition to constituting crisis committees to monitor the Company’s response to the pandemic.

Measures taken include but are not limited to: (i) body temperature controls at entrances of each facility and other critical check points, (ii) mandatory distancing in the workplace, (iii) maximum limit of people in the conferences rooms, lunch room and vehicles (iv) sanitary barriers, (v) special protective attire and masks, (vi) mandatory quarantines for those who have been in contact with travelers or with symptomatic persons, (vii) training programs and information about how to prevent the risks of transmission of COVID-19, (viii) hired an infectious disease specialist to further assess on site. Additionally, remote work has been guaranteed for the duration of the Pandemic for employees based in central offices, and a rotation scheme has been implemented for administrative employees based in the farms or industrial facilities.

Despite the COVID-19, all our businesses have been operating without any major disruption both at and industry levels.

Our results of operations have been influenced and will continue to be influenced by the following factors:

(i) Effects of Yield Fluctuations

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection and operational problems.
The following table sets forth our average crop, rice and sugarcane yields per hectare for the harvest year periods indicated:

	2020/2021	2019/2020	% Change
	Harvest Year (1)	Harvest Year (1)	2019/2020 - 2018/2019
Corn (2)	6.4	6.5	(1.5)%
Soybean	—	3.6	N/A
Soybean (second harvest)	—	—	—
Wheat (3)	2.7	3.2	(15.6)%
Peanut	—	—	—
Sunflower	1.7	1.8	(5.6)%
Rice	7.5	6.8	10.3%
Sugarcane (4)	74.8	64.8	15.4%

(1)The table above sets forth current yields in respect of harvest years as of March 31. The portion of harvested area completed as of March 31, 2020 was 100% for wheat, 25% for corn, 7.1% for soybean first harvest, 1.5% for soybean second harvest, 95% for sunflower, 91.3% for rice and none for peanut. The portion of harvested area completed as of March 31, 2021 was

100% for wheat, 32.7% for corn, 1.7% for soybean first harvest, none for soybean second harvest, 64.9% for sunflower, 84.9% for rice and none for peanut.
(2) Includes sorghum and chia.
(3) Includes barley, rye, oats, chickpea and black pea.
(4) Does not consider harvested area for planting activities.

(ii) Effects of Fluctuations in Production Costs
We experience fluctuations in our production costs due to the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel, (v) farm leases and (vi) labor. The use of advanced technology, however, allows us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include the use of no-till technology (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane milled.

(iii) Effects of Fluctuations in Commodities Prices
Commodity prices have historically experienced substantial fluctuations. For example, between January 1, 2021 and March 31, 2021, ethanol prices increased by 13.2%, according to Escuela Superior de Agricultura “Luiz de Queiroz” (“ESALQ”) data, sugar prices decreased by 6.7%, according to Intercontinental Exchange of New York (“ICE-NY”) data. Based on Chicago Board of Trade (“CBOT”) data, from January 1, 2021 to March 31, 2021, soybean prices increased by 6.6%, and corn prices increased by 15.7%. Commodity price fluctuations impact our statement of income as follows:

•Initial recognition and changes in the fair value of biological assets and agricultural produce in respect of unharvested biological assets undergoing biological transformation;
•Changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and
•Sales of manufactured products and agricultural produce to third parties.
The following graphs show the spot market price of some of our main products since March 31, 2016 to March 31, 2021, highlighting the periods from January 1 to March 31, 2020 and January 1 to March 31, 2021:

Soybean in U.S. cents per bushel (CBOT)

1600
1500
1400
1300
1200
1100
1000
900
800
700
600
mar-16
mar-17
mar-18
mar-19
mar-20
mar-21

Corn in U.S. cents per bushel (CBOT)

600
550
500
450
400
350
300
250
200
mar-16
mar-17
mar-18
mar-19
mar-20
mar-21

Sugar in U.S. cents per pound (ICE-NY)

26
24
22
20
18
16
14
12
10
8
mar-16
mar-17
mar-18
mar-19
mar-20
mar-21

Ethanol in Reais per cubic meter (ESALQ)

3.2
2.9
2.6
2.3
2
1.7
1.4
1.1
0.8
mar-16
mar-17
mar-18
mar-19
mar-20
mar-21

(iv) Fiscal Year and Harvest Year
Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops and rice. A harvest year varies according to the crop or rice plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences for their respective harvesting periods. The presentation of production volume (tons) and production area (hectares) in this report in respect of the harvest years for each of our crops and rice starts with the first day of the planting period at the first farm to start planting in that harvest year to the last day of the harvesting period of the crop or rice planting on the last farm to finish harvesting that harvest year.

On the other hand, production volumes for dairy and production volume and production area for sugar, ethanol and energy business are presented on a fiscal year basis.
The financial results in respect of all of our products are presented on a fiscal year basis.

(v) Effects of Fluctuations of the Production Area
Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to September in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and six to seven years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. The following table sets forth the production area for the periods indicated:

	Three-month period ended March 31,
	2021	2020	Change (%)
	(Hectares)
Crops (1)	171,974	161,761	6.3%
Rice	44,282	41,544	6.6%
Sugar, Ethanol and Energy	179,472	169,336	6.0%

(1) Does not include second crop area or forage.

The increase in sugar, ethanol and energy production area in 2021 is explained by an increase in leased hectares that provide sufficient cane supply for the entire year in accordance with the long-term growth plan of the company. The increase in crop production area in 2021 compared to 2020 was mainly driven by the increase in own hectares mainly in own farms included in our rotation model that has a higher mix of peanut and sunflower area in the current harvest season. The increase in rice production area in 2021 is mainly explained by the development of new hectares.

(vi) Effect of Acquisitions, dispositions and land transformation
Our business model includes the transformation of pasture and unproductive land into land suitable for growing various crops and the transformation of inefficient farms into farms suitable for more efficient uses through the implementation of advanced and sustainable agricultural practices, such as "no-till" technology and crop rotation. During approximately the first three to five years of the land transformation process of any given parcel, we must invest heavily in transforming the land, and, accordingly, crop yields during such period tend to be lower than crop yields once the land is completely transformed. After the transformation process has been completed, the land requires less investment, and crop yields gradually increase. As a result, there may be variations in our results from one season to the next according to the amount of land in the process of transformation.
Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time. Please see also “Risk Factors—Risks Related to Argentina-Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “Risk Factors—Risks Related to Brazil—Changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” included in “Item 3. Risk Factors” in our Form 20-F.
The results included in the Land Transformation segment are related to the acquisition and disposition of farmland businesses and not to the physical transformation of the land. The decision to acquire and/or dispose of a farmland business depends on several market factors that vary from period to period, rendering the results of these activities in one financial period when an acquisition of disposition occurs not directly comparable to the results in other financial periods when no acquisitions or dispositions occurred.

Our results of operations for earlier periods that do not include a recently completed acquisition or do include farming operations subsequently disposed of may not be comparable to the results of a more recent period that reflects the results of such acquisition or disposition.

(vii) Macroeconomic Developments in Emerging Markets
We generate nearly all of our revenue from the production of food and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. The emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) remain subject to such fluctuations.

Please refer to “Item 4 - Information about the Company - Business Overview - COVID 19” in the Form 20-F, for additional information concerning the COVID 19 pandemic. See also “Item 3. Key Information-D. Risk Factors — Risk related to Argentina — The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may have an adverse effect on our business and operations.” and “We may be exposed us to risks related to health epidemics and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations.” and “The measures taken or to be implemented by the Brazilian government in response to the COVID-19 pandemic may cause adverse effect on our business and operations” in our Form 20-F.

(viii) Effects of Export Taxes on Our Products

Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products. Since December 2015, the only product that had remained subject to export taxes was soybean and its derivatives. However, in September 2018 due to economic volatility, the government imposed a 12% export tax on all goods exported from Argentina. A 12% export tax was imposed on the FOB export price of “primary product” goods (including agricultural goods), subject to a cap of four pesos (ARS 4) per U.S. dollar of the corresponding tax value or official FOB price for primary product goods. For all other products, the cap amount was fixed at three pesos (ARS 3) per U.S. dollar of the corresponding tax value or official FOB price. In December 2019, after a change in the Argentine government administration, export taxes were adjusted as per the following table:

Product	Export tax	Cap per dollar exported
Soybean and derivatives	33%	—
Corn	12%	—
Wheat	12%	—
Peanut	7%	—
Sunflower	5%	—
Cotton	5%	—
Rice	5%	—
UHT Milk	12%	$3/usd
Powder Milk	9%	—
Cheese	12%	$3/usd

    As local prices are determined taking into consideration the export parity reference, any increase or decrease in export taxes would affect our financial results.

(ix) Effects of Foreign Currency Fluctuations
Each of our Argentine, Brazilian and Uruguayan subsidiaries use local currency as its functional currency. A significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated to local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income under “finance income” or “finance costs,” as applicable. Our Consolidated Financial Statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.
As of March 31, 2021, the Peso-U.S. dollar exchange rate was Ps. 92.0 per U.S. dollar as compared to Ps. 64.5 per U.S. dollar as of March 31, 2020. As of March 31, 2021, the Real-U.S. dollar exchange rate was R$5.7 per U.S. dollar as compared to R$5.2 per U.S. dollar as of March 31, 2020.
The following graph shows the Argentine Peso-U.S. dollar rate and the Real-U.S. dollar rate of exchange for the periods since March 30, 2016 to March 31, 2021, highlighting the periods January 1 to March 31, 2020 and January 1 to March 31, 2021:

Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.
Since the outbreak of the COVID-19 pandemic, the Brazilian real depreciated 39.2% against the US Dollar, and we cannot predict the future effects on Exchange rates. Please refer to “Item 4 - Information about the Company - Business Overview - COVID 19", for additional information concerning the COVID 19 pandemic. See also “Item 3. Key Information-D. Risk Factors — Risk related to Argentina —We may be exposed us to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations" in our Form 20-F.

(x) Seasonality

Our business activities are inherently seasonal. We generally harvest and sell most of our grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and sales are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a “non-stop” or “continuous” harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of changes in fair value of biological assets and agricultural produce. See “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Critical Accounting Policies and Estimates-Biological Assets and Agricultural Produce.”

(xi) Capital Expenditures and Other Investments
Our capital expenditures during the last two years consisted mainly of expenses related to (i) transforming and increasing the productivity of our land, (ii) planting sugarcane and (iii) expanding and upgrading our production facilities. Capital expenditures (including both maintenance and expansion) totaled $54.0 million for the three-month period ended March 31, 2021 in comparison to $62.2 million in the same period of 2020. See also “—Capital Expenditure Commitments.”

(xii) Effects of Corporate Taxes on Our Income
We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2021 in each of the countries in which we operate:

Tax Rate (%)
Argentina(1)	25
Brazil(2)	34
Uruguay	25

____________

(1) During 2017, the Argentine Government introduced changes in the income tax law. Under the new law, the income tax rate will be reduced to 30% or the years 2018 to 2020, and to 25% from 2021 onwards. A new tax on dividends is created with a rate of 7% for the years 2018 to 2020, and 13% from 2021 onwards.
(2) Including the Social Contribution on Net Profit (CSLL)

Critical Accounting Policies and Estimates

The Company’s critical accounting policies and estimates are consistent with those described in Note 34 to the Audited Consolidated Financial Statements included in our Form 20-F.

Operating Segments

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet the specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Company operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The Company’s ‘Farming’ business is comprised of four reportable segments:

▪The Company’s ‘Crops’ segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, peanut, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties and the purchase and sale of crops produced by third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of which are not within the control of the Company. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪The Company’s ‘Rice’ segment consists of planting, harvesting, processing and marketing of rice;

▪The Company’s ‘Dairy’ segment consists of the production and sale of raw milk; and industrialized products, including UHT, cheese and powder milk among others;

▪The Company’s ‘All other segments’ segment consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Company’s management does not consider them to be of continuing significance, namely, Coffee and Cattle.

•The Company’s ‘Sugar, Ethanol and Energy’ segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•The Company’s ‘Land Transformation’ segment comprises the (i) identification and acquisition of under-developed and under-managed farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

•The Company’s ‘Corporate’ segment comprises certain other activities of a holding function nature not allocable to the segments.

In order to evaluate the economic performance of businesses on a monthly basis, results of operations are based on monthly data that have been adjusted for inflation and converted into the average exchange rate of the US dollar each month in Argentine subsidiaries. These already converted figures are subsequently not readjusted and reconverted. It should be noted that this translation methodology for evaluating segment information is the same that the company uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

Key financial and operating data for the three-month periods ended March 31, 2021 and 2020

The following table presents selected financial and operating data solely for the periods indicated below as it is used for our discussion of results of operations. In respect of production data only as of March 31, 2021 and 2020, we have not yet completed the 2020/2021 harvest year crops and 2019/2020 respectively. The harvested tons presented correspond to the harvest completed as of March 31, 2021 and March 31, 2020.

	Three-month period ended March 31,
	2021 (Unaudited)	2020 (Unaudited)	Change (%)
	(In thousands of $)
Sales
Farming Business	95,711	91,280	4.9%
Crops	31,645	35,687	(11.3)%
Soybean (1)	3,542	6,460	(45.2)%
Corn (2)	4,948	12,725	(61.1)%
Wheat (3)	5,822	5,471	6.4%
Peanut	12,298	7,793	57.8%
Sunflower	3,025	2,093	44.5%
Other crops(4)	2,010	1,145	75.5%
Rice(6)	27,450	24,173	13.6%
Dairy (7)	36,214	31,177	16.2%
All other segments (8)	402	243	65.4%
Sugar, Ethanol and Energy Business	79,081	64,850	21.9%
Sugar	25,335	2,920	767.6%
Ethanol	47,094	57,250	(17.7)%
Energy	4,055	4,673	(13.2)%
Other (9)	2,597	7	100.0%
Total	174,792	156,130	12.0%
Land Transformation (10)

	2020/2021	2019/2020
	Harvest Year (11) (Unaudited)	Harvest Year (11) (Unaudited)	Chg (%)
Production
Farming Business
Crops (tons)(12)	172,657	235,504	(26.7)%
Soybean (tons)	1,799	12,493	(85.6)%
Corn (tons) (2)	33,928	106,785	(68.2)%
Wheat (tons) (3)	118,719	104,476	13.6%
Peanut (tons)	—	—	N/A
Sunflower (tons)	18,211	11,750	55.0%
Rice (13) (tons)	283,747	258,685	9.7%

	Three-month period ended March 31,
	2021 (Unaudited)	2020 (Unaudited)	Chg (%)
Processed rice (14) (tons)	77,262	81,863	(5.6)%
Dairy (15) (thousand liters)	39,300	31,734	23.8%
Processed milk (16) (thousand liters)	75,058	62,870	19.4%
Sugar, Ethanol and Energy Business
Sugar (tons)	94,118	6,225	1,411.9%
Ethanol (cubic meters)	87,722	77,431	13.3%
Energy (MWh)	79,232	62,099	27.6%
Land Transformation Business (hectares traded)	—	—	—

	2020/2021	2019/2020
	Harvest Year (Unaudited)	Harvest Year (Unaudited)	Chg (%)
	(Hectares)
Planted Area
Farming Business (17)
Crops	222,057	202,713	9.5%
Soybean	68,319	73,822	(7.5)%
Corn (2)	57,008	61,662	(7.5)%
Wheat (3)	44,392	32,798	35.3%
Peanut	26,123	16,814	55.4%
Sunflower	16,164	6,818	137.1%
Cotton	3,519	4,461	(21.1)%
Forage	6,532	6,338	3.1%
Rice	44,282	41,544	6.6%
Total Planted Area	266,339	244,257	9.0%
Second Harvest Area	43,551	34,614	25.8%
Leased Area	108,271	97,373	11.2%
Owned Croppable Area (18)	107,985	105,933	1.9%

	2021	2020	Chg (%)
Sugar, Ethanol and Energy Business
Sugarcane plantation	179,472	169,336	6.0%
Owned land	8,748	8,748	—
Leased land	170,724	160,588	6.3%

(1)    Includes soybean, soybean oil and soybean meal.
(2)    Includes sorghum and chia.
(3)    Includes barley, rye, oats and chickpea.
(4)    Includes seeds, cotton, cattle and chia.
(5)    Accumulated adjustment of Hyperinflation accounting translation for our Crops segment sales.
(6)    Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.
(7)    Includes sales of energy from our bio digester, which produces biogas from effluents of our cows.
(8)    All other segments include our cattle business which primarily consists of leasing land to a third party based on the price of beef. See “Item 4. Information on the Company—B. Business Overview—Cattle Business.” in our Form 20-F.
(9)    Includes, among others operating leases and other services.
(10)    Represents capital gain from the sale of land.

(11)    The table reflects the production in respect of harvest years as of March 31.
(12)    Crop production does not include 279,512 tons and 87,692 tons of forage produced as of March 31, in the 2020/2021 and 2019/2020 harvest years, respectively.
(13)    Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.
(14)    Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of rough rice (1 ton of processed rice is approximately equivalent to 1.5 tons of rough rice).
(15)    Raw milk produced at our dairy farms.
(16) Own and third parties raw milk processed in our industrial facilities of Morteros and Chivilcoy.
(17)    Includes hectares planted in the second harvest.
(18)    Does not include potential croppable areas being evaluated for transformation and does not include forage area.

Three-month period ended March 31, 2021 as compared to three-month period ended March 31, 2020
The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	Three-month period ended March 31,
	2021 (Unaudited)	2020 (Unaudited)
	(In thousands of $ )
Sales of goods and services rendered	174,792	156,130
Cost of goods sold and services rendered	(125,182)	(121,081)
Initial recognition and Changes in fair value of biological assets and agricultural produce	75,278	23,581
Changes in net realizable value of agricultural produce after harvest	(3,671)	(408)
Margin on manufacturing and agricultural activities before operating expenses	121,217	58,222
General and administrative expenses	(14,758)	(13,540)
Selling expenses	(19,315)	(19,725)
Other operating income, net	(5,784)	12,090
Profit from operations before financing and taxation	81,360	37,047
Finance income	1,062	4,924
Finance costs	(51,204)	(117,098)
Other financial results - Net gain of inflation effects on the monetary items	(2,945)	(1,920)
Financial results, net	(53,087)	(114,094)
Profit/(loss) before income tax	28,273	(77,047)
Income tax (expense) / benefit	(8,938)	22,606
Profit/(loss) for the period	19,335	(54,441)

Sales of Goods and Services Rendered

Three-month period ended March 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2021 (Unaudited)	31,645	27,450	36,214	402	79,081	174,792
2020 (Unaudited)	35,687	24,173	31,177	243	64,850	156,130

Sales of goods and services rendered increased 12.0%, from $156.1 million during the three-month period ended March 31, 2020 to $174.8 million during the same period in 2021, primarily as a result of:

• A $14.2 million increase in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 15% increase in the volume of sugar and ethanol sold, measured in TRS(1) equivalent, from 200.0 thousand tons of sugarcane during the three-month period ended March 31, 2020 to 230.0 thousand tons of sugarcane during the same period in 2021, diverting 5% of TRS to sugar production during the three-month period ended March 31, 2020, compared to 40% during the same period in 2021 due to our high degree of asset flexibility, (ii) a 11.4% increase in energy production, from 107.3 thousand MWh during the three-month period ended March 31, 2020, to 119.5 thousand MWh during the same period in 2021, (iii) a 23.9% increase in sugar price, from $325.5 per ton during the three-month period ended March 31, 2020 to $403.9 per ton during the same period in 2021. These increases were partially offset by (i) a 4.3% decrease in ethanol price, from $507 per m3 during the three-month period ended March 31, 2020 to $485 per m3 during the same period in 2021; and (ii) a 12% decrease in energy prices, from $46.6 per MWh during three-month period ended March 31, 2020, to $41.0 per MWh during the same period in 2021.

The increase in volume of sugar and ethanol sold measured in TRS was mainly due to (i) a 58.3% increase in milling, from 1,318 thousand tons during the three-month period ended March 31, 2020 to 2,087 thousand tons during the same period in 2021 driven by an increase in effective milling days due to delay in activities in 2020 due to low cane availability; and a (ii) a 14.2% increase in TRS content, from 98.0 kg per ton during the three-month period ended

March 31, 2020, compared to 111.9 kg per ton during the same period in 2021. These increases were partially offset by an decrease in inventories of 66.9 million tons measured in TRS equivalent during the three-month period ended March 31, 2020, compared to an increase in inventories of 29.8 million tons measured in TRS equivalent in the same period in 2021.

The increase in volume of energy sold was mainly by a 58.3% increase in milling, from 1,318 thousand tons three-month period ended March 31, 2020, to 2,087 thousand tons during the same period in 2021 partially offset by (i) a 19.3% decrease in cogeneration efficiency, from 47.1 KWh per ton during three-month period ended March 31, 2020, to 38.0 KWh per ton during the same period in 2021 explained by our commercial decision to carry bagasse.

(1) On average, one metric ton of sugarcane contains 140 kilograms of TRS (Total Recoverable Sugar). While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms.

The following chart sets forth the variables that determine our Sugar and Ethanol sales:

The following chart sets forth the variables that determine our Energy sales:

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Three-month period ended March 31,
	2021	2020	Change %	2021	2020	Change %	2021	2020	Change %
	(Unaudited)
	(In millions of $)			(In thousands units)			(In dollars per unit)
Ethanol (M3)	47.1	57.3	(17.8)%	97.1	113.0	(14.1)%	485.0	507.0	(4.3)%
Sugar (tons)	25.3	2.9	772.4%	62.7	8.9	604.5%	403.4	325.5	23.9%
Energy (MWh)	4.1	4.7	(12.8)%	119.5	107.3	11.4%	34.3	43.8	(21.7)%
Others	2.6	0.0	100.0%
Total	79.1	64.9	21.9%

•A $5.0 million increase in our Dairy segment mainly due to (i) a 17.0% increase in volume of dairy products sold such as fluid milk, powder milk and cheese, measured in liters of fluid milk equivalent, from 78.9 million liters during the three-month period ended March 31, 2020 to 92.3 million liters during the same period in 2021; and (ii) the negative impact of $0.4 million effect of hyperinflation accounting and translation for our Argentine operations during the three-month period ended March 31, 2020 compared to a positive impact of $0.1 million during the same period in 2021. The increase in volume sold is mainly due to (a) an increase of 23.8% of fluid milk production in our free-stalls due to a 20% increase in the number of cows, from 9,954 average heads during the three-month period ended March 31, 2020 to 11,947 average heads during the same period in 2021, explained by the inauguration of our fourth free-stall facility during February 2021, coupled with (b) a 4.6% increase in cow productivity, from 35.0 liters per cow per day during the three-month period ended March 31, 2020, to 36.6 liters per cow per day during the same period in 2021,

This increase was partially offset by a 1.4% decrease in powder milk prices, from $3274 per ton during the three-month period ended March 31, 2020, to $3227 per ton during the same period in 2021.

•A $3.3 million increase in our Rice segment, mainly explained by (i) a 19.6% increase in the price of white rice sold, from $441.6 per ton during the three-month period ended March 31, 2020 to $528.3 per ton during the same period in 2021 and (ii) a negative impact of $0.2 million effect of hyperinflation accounting and translation for our Argentine operations during the three-month period ended March 31, 2020 compared to a positive impact of $0.1 million during the same period in 2021. These increases were partially offset by 3.4% decrease in the volume of white rice sold, from 46.4 thousand tons during the three-month period ended March 31, 2020, to 44.8 thousand tons during the same period in 2021.

This increase in Sales of goods and services rendered was partially offset by:

•A $4 million decrease in our Crops segment mainly driven by (i) an decrease in volume of corn sold, from 84.7 thousand tons during the three-month period ended March 31, 2020, to 24.3 thousand tons during the same period in 2021 mainly by a lower harvested area from 16.3 thousand hectares during the three-month period ended March 31, 2020 to 5.3 thousand hectares during the same period in 2021; and (ii) a 47.5% decrease in the volume of soybean sold, from 20.4 thousand tons during the three-month period ended March 31, 2020, to 10.7 thousand tons during the same period in 2021, mainly explained by a lower harvested area from 6.3 thousand hectares during the three-month period ended March 31, 2020, to 1.2 thousand hectares during the same period in 2021.

This decrease was partially offset by (i) a 78.7% increase in soybean prices from $320.8 per ton during the three-month period ended March 31, 2020, to $573.2 per ton during the same period in 2021, (ii) a 35.3% increase in corn prices from $150.3 per ton during the three-month period ended March 31, 2020, to $203.4 per ton during the same period in 2021, (ii) a 28.2% increase in the volume of peanut sold, from 7.8 thousand tons during the three-month period ended March 31, 2020, to 10.0 thousand tons during the same period in 2021, (iii) a 22.7% increase in peanut price, from $1001.9 per ton during, the three-month period ended March 31, 2020, to $1229.0 per ton during the same period in 2021 due to higher percentage of sales of blanched peanut with higher prices due to our past investments in blanching line; and (iv) a negative impact of $0.3 million effect of hyperinflation accounting and translation for our Argentine operations during the three-month period ended March 31, 2020 compared to a negative impact of $0.1 million during the same period in 2021.

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Three-month period ended March 31,
	2021	2020	Chg %	2021	2020	Chg %	2021	2020	Chg %
	(Unaudited)
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	3.5	6.5	(46.2)%	10.7	20.4	(47.5)%	326.4	317.9	2.7%
Corn (1)	4.9	12.7	(61.4)%	24.3	84.7	(71.3)%	201.5	150.0	34.3%
Wheat (2)	5.8	5.5	5.5%	32.1	31.5	1.9%	180.5	174.6	3.4%
Peanut	12.3	7.8	57.7%	10.0	7.8	28.2%	1229.0	1001.9	22.7%
Sunflower	3.0	2.1	42.9%	5.2	3.9	33.3%	579.4	539.7	7.4%
Others (3)	2.1	1.1	90.9%
Total	31.6	35.7	(11.5)%

(1) Includes sorghum, popcorn.
(2) Includes barley and oats .
(3) Includes sunflower, chickpea, chia, cotton and black oats.

Cost of Goods and Services Rendered

Three-month period ended March 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2021 (Unaudited)	(24,643)	(22,141)	(30,730)	(262)	(47,406)	(125,182)
2020 (Unaudited)	(33,381)	(18,607)	(28,459)	(121)	(40,513)	(121,081)

In the case of our agricultural produce sold to third parties (i.e. soybean, corn, wheat and fluid milk), the value of Cost of Goods and Services Rendered is equal to the value of Sales and Services Rendered. The profit of these products is fully recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.” When the agricultural produce is sold to third parties we do not record any additional profit as the gain or loss has already been recognized.
In the case of our manufactured products sold to third parties (i.e. sugar, ethanol, energy, white rice, processed milk and peanut), the profit is recognized when they are sold. The Cost of Goods and Services Rendered of these products includes, among others, the cost of the agricultural produce (i.e. harvested sugarcane and rough rice), which is the raw material used in the industrial process and is transferred internally from the farm to the industry at fair market value.

Cost of manufactured products sold and services rendered increased 3.4%, from $121.1 million during the three-month period ended March 31, 2020 to $125.2 million during the same period in 2021. This increase was primarily due to:

•a $6.9 million increase in our Sugar, Ethanol and Energy segment, mainly due to (i) the 15% increase in the volume of sugar and ethanol sold measured in TRS; and (ii) a 1.8% higher unitary cost in dollar terms.

•a $3.5 million increase in our Rice segment, mainly explained by a 23.1% higher unitary cost due to higher rough rice cost, coupled with a positive impact of $0.1 effect of hyperinflation accounting and translation for our Argentine operations during the the three-month period ended March 31, 2020, compared to a negative impact of $0.1 during the same period in 2021, partially offset by an increase in the volume of white rice sold.

•a $2.3 million increase in our Dairy segment, explained by (i) an increase in volume of processed milk sold by our industrial facilities in Morteros and Chivilcoy, and (iii) a positive impact of $0.4 effect of hyperinflation accounting and translation for our Argentine operations during the the three-month period ended March 31, 2020, compared to a positive impact of $0.1 during the same period in 2021, partially offset by lower unitary cost of raw milk, from $0.31 per liter during the three-month period ended March 31, 2020, to $0.29 per liter during the same period in 2021.

Partially offset by:

•a $8.7 million decrease in our Crops segment, mainly due to the decrease in Sales of Goods and Services Rendered partially offset with a positive impact of $0.3 effect of hyperinflation accounting and translation for our Argentine operations during the three-month period ended March 31, 2020, compared to a negative impact of $0.6 during the same period in 2021.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Three-month period ended March 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2021 (Unaudited)	18,080	26,724	2,682	43	27,749	75,278
2020 (Unaudited)	11,764	12,764	3,810	(91)	(4,666)	23,581

Initial recognition and changes in fair value of biological assets and agricultural produce increased 219.2%, from $23.6 million during the three-month period ended March 31, 2020 to $75.3 million during the same period in 2021. The increase was mainly due to:

•A $32,4 million increase in our Sugar, Ethanol and Energy segment from a loss of $4.7 million during the three-month period ended March 31, 2020 (of which $2.2 million were unrealized gains) to a gain of $27.7 million during the same period in 2021 (which includes $10.5 million of unrealized gains). This increase was mainly due to:
- A $19.7 million increase in the recognition at fair value less cost to sell of harvested sugarcane, from a loss of $2.4 million during the three-month period ended March 31, 2020 to a gain of $17.3 million during the same period in 2021 driven by an increase in sugar prices, partially offset by an increase in harvest and transportation costs.

- A $12.7 million increase in the recognition at fair value less cost to sell of non-harvested sugarcane, from a loss of $2.3 million during the three-month period ended March 31, 2020 to a gain of $10.4 million in the same period in 2021, mainly by a increase in sugarcane projected prices, coupled with a 6.4% increase in sugarcane plantation, partially offset by higher projected costs .

•A $14.0 million increase in our Rice segment, from $12.8 million during the three-month period ended March 31, 2020 (of which $11.0 million were unrealized gains) to $17.3 million during the same period in 2021 (of which $22.3 million were unrealized gains). This increase is due to:

- A $13.1 million increase in the recognition at fair value less cost to sell of harvested rice at the point of harvest, from a gain of $13.2 million during the three-month period ended March 31, 2020 to a gain of $26.3 million during the same period in 2021, mainly explained by 10.7% increase in yields, a 6.7% increase in planted area coupled with higher prices.

- A $0.5 increase in the recognition at fair value less cost to sell of non-harvested rice, from a loss of $0.2 million during the three-month period ended March 31, 2020 to a gain of $0.3 million during the same period in 2021, mainly explained by higher projected prices coupled with higher projected yields.

- A negative impact of $0.2 million effect of hyperinflation accounting and translation for our Argentine operations during the three-month period ended March 31, 2020 compared to a positive impact of $0.1 million during the same period in 2021.

•A $6.3 million increase in our Crops segment from $11.8 million during the three-month period ended March 31, 2020 (of which $2.8 million were realized gains) to $18.1 million during the same period in 2021 (of which $4.4 million were realized gains). This increase is primarily due to:

- The recognition at fair value less cost to sell of non-harvested crops at the point of harvest increased $9.1 million, from a gain of $6.9 million during the three-month period ended March 31, 2020 to a gain of $15.9 million during the same period in 2021, mainly explained by higher projected prices coupled with an increase in peanut and sunflower planted area.

- A negative impact of $0.2 million effect of hyperinflation accounting and translation for our Argentine operations during the three-month period ended March 31, 2020 compared to a positive impact of $0.2 million during the same period in 2020.

Partially offset by:

- The recognition at fair value less cost to sell of harvested crops at the point of harvest, decreased $3.3 million, from a gain of $5.1 million during the three-month period ended March 31, 2020 to a gain of $1.8 million during the same period in 2021, mainly due lower harvested area for soybean, corn and sunflower at March 31, 2021.

Partially offset by:
•a $1.1 million decrease in our Dairy segment, from $3.8 million during the three-month period ended March 31, 2020 (of which $4.9 million were realized) to $2.7 million during the same period in 2021 (of which $4.3 million were realized), mainly due to:
- A $0.7 million decrease in the recognition at fair value less cost to sell of unrealized production, from a loss of $1.0 million during the three-month period ended March 31, 2020 to a loss of $1.7 million in the same period in 2021, mainly due to a lower milk selling prices, from $0.31 per liter during the three-month period ended March 31, 2020 to $0.29 per liter for the same period in 2021 resulting in lower valuation herd partially offset by higher milking cows due to the inauguration of our fourth free-stall facility during February 2021.

- A $0.5 million decrease in the recognition at fair value less cost to sell of realized production, from $4.9 million during the three-month period ended March 31, 2020 to a loss of $4.4 million in the same period in 2021, mainly due to lower raw milk prices coupled with higher nutrition costs explained by higher corn prices.

Partially offset by:

-A negative impact of $0.1 million effect of hyperinflation accounting and translation for our Argentine operations during the three-month period ended March 31, 2020 compared to a null impact during the same period in 2021.

Changes in Net Realizable Value of Agricultural Produce after Harvest

Three-month period ended March 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2021 (Unaudited)	(2,492)	—	—	—	(1,179)	(3,671)
2020 (Unaudited)	(403)	—	(5)	—	—	(408)

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory, which impacts its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports.

Changes in net realizable value of agricultural produce after harvest increased from a loss of $0.4 million during the three-month period ended March 31, 2020, to a loss of $3.7 million during the same period in 2021. This decrease is explained by a $2.1 million decrease in the Crop Segment due to a lower impact of effect of hyperinflation accounting and translation for our Argentine operations during the three-month period ended March 31, 2020, compared to the same period in 2021 affecting crop prices held in inventories

General and Administrative Expenses

Three-month period ended March 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2021 (Unaudited)	(1,880)	(1,977)	(1,292)	(78)	(4,332)	(5,199)	(14,758)
2020 (Unaudited)	(1,385)	(1,638)	(1,442)	(30)	(4,571)	(4,474)	(13,540)

Our general and administrative expenses increased 9%, from $13.5 million during the three-month period ended March 31, 2020 to $14.8 million during the same period in 2021. This increase is mainly explained by higher expenses in Corporate segment mainly explained by higher gratifications due to higher results in 2020, coupled with an increase in depreciation expenses for Crops and Rice segments, mainly due to recent investments.

Selling Expenses

Three-month period ended March 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2021 (Unaudited)	(3,401)	(3,605)	(3,805)	(31)	(8,422)	(51)	(19,315)
2020 (Unaudited)	(4,883)	(3,758)	(3,542)	(28)	(7,401)	(113)	(19,725)

Selling expenses decreased 2.1%, from $19.7 million during the three-month period ended March 31, 2020 to $19.3 million during the same period in 2021. This decrease is explained by:

•a $1.5 million decrease in the Crops segment, due to lower selling volume of soybean and corn, partially offset by higher export taxes paid from export sales of peanut and sunflowers due to higher sales.

Partially offset by:

•a $1.0 million increase in the Sugar, Ethanol and Energy segment, due to due to higher taxes paid from higher sugar and ethanol sales measured in TRS and higher energy sales

Other Operating (Expense) /Income, Net

Three-month period ended March 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Land Transformation	Total segment reporting
	(In thousands of $)
2021 (Unaudited)	(597)	164	(88)	(926)	(9,398)	(65)	5,126	(5,784)
2020 (Unaudited)	(4,905)	239	(12)	(56)	14,436	8	2,386	12,096

Other operating income decreased from a gain of $12.1 million during the three-month period ended March 31, 2020 to a loss of $5.8 million during the same period in 2021, primarily due to:

•a $23.8 million decrease in our Sugar, Ethanol & Energy segment mainly explained by a gain of $14.4 million during the three-month period ended March 31, 2020 explained by the decrease in prices during March 2020, which generated a positive effect in our sugar hedge positions, compared to a loss of $9.4 million during the same period in 2021 explained by the increase in priced which generated a negative effect in our sugar hedge positions.
•a $0.9 million decrease in All Other Segments related to lower net gains from the fair value adjustment of Investment property, composed of own farms under lease agreements (i.e. beef cattle farms).
Partially offset by:
•a $2.7 million increase in Land Transformation segment explained by a $5.1 million gain during the three-month period ended March 31, 2021 due to higher soybean prices which generated a higher mark-to-market effect of remaining installments value from the sale of "Alto Alegre" and "Conquista" Brazilian farms.
•a $4.3 million increase in our Crops segment due to the mark-to-market effect of our soybean and corn hedge positions.

Financial Results, Net
Our financial results, net increased from a loss of $114.1 million during the three-month period ended March 31, 2020 to a loss of $53.1 million during the same period in 2021. This was mainly due to (i) a decrease in foreign exchange losses from a loss of $85.0 million during three-month period ended March 31, 2020, to a loss of $20.8 million during the same period in 2021, (ii) a decrease in cash flow hedge losses, from a loss of $11.3 million during the three-month period ended March 31, 2020 compared to a loss of $10.6 million during the same period 2021, mainly explained by lower impact on our dollar denominated debt by the 29.3% nominal depreciation of the Brazilian Real during the three-month period ended March 31, 2020, compared to a 9.8% depreciation of the Brazilian Real during the same period in 2021.

The following table sets forth the breakdown of financial results for the periods indicated.

	Three-month period ended March 31,
	2021 (Unaudited)	2020 (*) (Unaudited)	% Change
	(In $ thousands)
Interest income	614	2.082	(70.5)%
Interest expense	(13,717)	(15,511)	(11.6)%
Finance Cost - Related to lease liabilities	(3,869)	(1,618)	139.1%
Foreign exchange losses, net	(20,840)	(85,016)	(75.5)%
Cash flow hedge – transfer from equity	(10,560)	(11,257)	(6.2)%
Gain/(loss) from interest rate /foreign exchange rate derivative financial instruments	377	(1,216)	(131.0)%
Taxes	(921)	(1,209)	(23.8)%
Other (expense)/income	(1,226)	1,571	(178.0)%
Other financial results - Net gain of inflation effects on the monetary items	(2,945)	(1,920)	53.4%
Total Financial Results	(53,087)	(114,094)	(53.5)%

(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in Note 28 of our Interim Financial Statement as of March 31, 2021.

Income tax (expense) / benefit
Current income tax totaled an expense of $8.9 million for three-month period ended March 31, 2021, compared to a benefit of $22.6 million for the same period in 2020.
The income tax calculated at the tax rates applicable to profits in the respective countries in 2021 would represent a loss of $7 million. The main adjustments to this amount are: (i) a loss of $3.3 million related to the application of IAS 29 on Shareholders' equity of our Argentine Subsidiaries, offset by $3.0 million gain for non-taxable income, mainly related to our operations in Uruguay.
The income tax calculated at the tax rates applicable to profits in the respective countries in 2020 would represent a benefit of $25.9 million. The main adjustments to this amount are: (i) a loss adjustment of $5.8 million related to the application of IAS 29 on Shareholders' equity of our Argentine Subsidiaries; (ii) a gain of $1.6 million for the effects of the changes in the statutory income tax in Argentina; and (iii) $1.2 million gain for non-taxable income.

Profit / (loss) for the period
As a result of the foregoing, our net income during the three-month period ended March 31, 2021 increased $73.7 million, from a loss of $54.4 million during the same period in 2020 to a gain of $19.3 million in 2021.

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources are and will be influenced by a variety of factors, including:

•    our ability to generate cash flows from our operations;

•    the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

•    our capital expenditure requirements, which consist primarily of investments in new farmland, in our operations, in equipment and plant facilities and maintenance costs; and

•    our working capital requirements.

Our principal sources of liquidity have traditionally consisted of shareholders’ contributions, short and long term borrowings and proceeds received from the disposition of transformed farmland or subsidiaries.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

Three-month period ended March 31, 2021 and 2020

The table below reflects our statements of Cash Flow for the three-month period ended March 31, 2021 and 2020.

	For the three-month period ended March 31,
	2021	2020 (*)
	(Unaudited, in thousands of $)
Cash and cash equivalent at the beginning of the period	336,282	290,276
Net cash / (used in) generated from operating activities	(22,883)	49,479
Net cash used in investing activities	(58,595)	(63,226)
Net cash used from financial activities	(40,361)	(9,399)
Effect of exchange rate changes on cash and cash equivalent	(5,859)	(31,705)
Cash and cash equivalent at the end of the period	208,584	235,425

(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in Note 28 of our Interim Financial Statement as of March 31, 2021.

Operating Activities
Period ended March 31, 2021
Net cash generated used in operating activities was $22.9 million for the three-month period ended March 31, 2021. During this period, we generated a net gain of $19.3 million that included non-cash charges relating primarily to (i) depreciation of fixed assets and right of use asset and amortization for $37.8 million, (ii) losses from interest and other expenses, net of $17.7 million, (iii) losses from foreign exchange, net of $20.8 million and $10.6 million Cash Flow hedge transfer from Equity. All these effects were partially offset by an unrealized gain in initial recognition and changes in fair value of non-harvested biological assets for $44.9 million, a net gain of inflation effects on the monetary items for $2.9 million and an income tax benefit for $8.9 million.

In addition, other changes in operating assets and liabilities resulted in a net decrease in cash of $110.5 million, primarily due to an increase of $49 million in inventories, an increase of $50 million in trade and other receivables and an of a decrease $28.3 million in trade and other payables. All these effects were partially offset by a decrease of $38 million in biological assets.

Period ended March 31, 2020
Net cash generated by operating activities was $49.5 million for the three-month period ended March 31, 2020. During this period, we generated a net loss of $54.4 million that included non-cash charges relating primarily to depreciation of fixed assets and right of use asset and amortization for $34.6 million, losses from interest and other expenses, net of $12.7 million, losses from foreign exchange, net of $85 million and $11.3 million Cash Flow hedge transfer from Equity. All these effects were partially offset by a gain in initial recognition and changes in fair value of non-harvested biological assets unrealized for $17.2 and a net gain of inflation effects on the monetary items for $1.9 million.

In addition, other changes in operating assets and liability balances resulted in a net decrease in cash of $43.6 million, primarily due to a decrease of $28.2 million in biological assets, a decrease of $12.2 million in derivative financial instruments. All these effects were partially offset by an increase of $12.1 million in trade and other receivables and an increase in inventories for $20.8 million.

Investing Activities

Period ended March 31, 2021

Net cash used in investing activities totaled $58.6 million in the three-month period ended March 31, 2021.

Capital expenditures totaled $54 million, of which $31 million were directed to maintenance capital expenditures in our Sugar and Ethanol mills, $13.7 were deployed to planting sugarcane (both renewal and expansion), and $7.8 million to our Farming activities. All these concepts were partially offset by the sale and collection of other property plant and equipment for $0.7 million and interest gain of 0.6 million.

Period ended March 31, 2020

Net cash used in investing activities totaled $63.2 million in the three-month period ended March 31, 2020. Capital expenditures totaled $67.3 million, with the following amounts directed as follows: (i) $18.0 million, to the renewal and expansion of our sugarcane plantation and (ii) $49.3 million, mainly driven by the purchase of agricultural and industrial equipment related to the ongoing investment in the expansion of crushing capacity in Ivinhema and the second installment of our peanut processing facility, partially offset by interest gains of $4.7 million.

Financing Activities

Period ended March 31, 2021

Net cash used in financing activities was $40.4 million in the period ended March 31, 2021, which are primarily related to (i) lease payments $11.7 million; (ii) interest paid for $17.2 million and (iii) the repurchase of own shares for an amount of $9.5 millions.

Period ended March 31, 2020

Net cash used in financing activities was $9.4 million in the period ended March 31, 2020, primarily derived from the incurrence of new long and short term borrowings for $4.6 million and $71.3 million, respectively which will be used to finance part of the capital expenditure plan. This effect was primarily offset by net payments of long and short term borrowings in the amounts of $10.3 million and $44.4 million, respectively, and $20.1 million of interest paid.

Cash and Cash Equivalents

Historically, since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011 we obtained $421.8 million from the IPO and the sale of shares in a concurrent private placement (See “Item 4. Information on the Company—A. History and Development of the Company” in our Form 20-F). As of March 31, 2021, our cash and cash equivalents amounted to $208.6 million.

However, we may need additional cash resources in the future to continue our investment plans. Also, we may need additional cash if we experience a change in business conditions or other developments. We also might need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisitions, strategic alliances or other similar investments. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we might seek to issue debt or additional equity securities or obtain additional credit facilities or realize the disposition of transformed farmland and/or subsidiaries. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of additional indebtedness could increase our debt service obligations and cause us to become subject to additional restrictive operating and financial covenants, and could require that we pledge collateral to secure those borrowings, if permitted to do so. It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms that would be acceptable to us or at all.

We believe we have sufficient liquidity to meet our current working capital requirements for next twelve months.

Projected Sources and Uses of Cash

We anticipate that we will generate cash from the following sources:

•    operating cash flow;

•    debt financing;

•    the dispositions of transformed farmland and/or subsidiaries; and

•    debt or equity offerings.

We anticipate that we will use our cash:

•    for other working capital purposes;

•    to meet our budgeted capital expenditures;

•    to make investment in new projects related to our business; and

•    to refinance our current debt.

Indebtedness and Financial Instruments

The table below illustrates the maturity of our indebtedness (excluding lease liabilities and obligations under finance leases) and our exposure to fixed and variable interest rates:

	March 31, 2021	December 31, 2020
	(unaudited)
Fixed rate:
Less than 1 year	137,703	116,113
Between 1 and 2 years	46,187	52,175
Between 2 and 3 years	32,808	39,844
Between 3 and 4 years	12,491	12,500
More than 5 years	497,121	497,009
	726,310	717,641
Variable rate:
Less than 1 year	15,640	41,513
Between 1 and 2 years	32,361	32,870
Between 2 and 3 years	29,505	6,035
Between 3 and 4 years	3,027	5,154
Between 4 and 5 years	26,752	28,334
More than 5 years	107,061	139,543
	214,346	253,449
	940,656	971,090

As of March 31, 2021 and December 31, 2020 the Company was in compliance with all financial covenants.

Short-term Debt.

As of March 31, 2021, our short term debt totaled $153.3 million.

We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

Capital Expenditure Commitments

We have no material Capital Expenditure Commitments as of March 31, 2021.